Exhibit 99.2

Harry Winston Diamond Corporation

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

Consolidated sales were $192.5 million for the first quarter compared to $143.9 million for the comparable quarter of the prior year, resulting in a 54% increase in gross margin to $73.3 million and operating profit of $18.7 million, compared to operating profit of $4.7 million in the comparable quarter of the prior year. Consolidated EBITDA was $44.2 million compared to $25.0 million in the comparable quarter of the prior year.

The mining segment recorded sales of $89.0 million, a 43% increase from $62.0 million in the comparable quarter of the prior year. The increase in sales resulted primarily from a 116% increase in volume of carats sold during the quarter. The mining segment recorded operating profit of $16.4 million compared to $4.0 million in the comparable quarter of the prior year. EBITDA for the mining segment was $38.6 million compared to $21.0 million in the comparable quarter of the prior year.

The luxury brand segment recorded sales of $103.5 million, an increase of 26% from sales of $81.9 million in the comparable quarter of the prior year (26% at constant exchange rates). Operating profit was $7.1 million for the quarter compared to $4.2 million in the same quarter of the prior year. EBITDA for the luxury brand segment was $10.3 million compared to $7.3 million in the comparable quarter of the prior year.

The Company recorded a consolidated net profit attributable to shareholders of $11.6 million or $0.14 per share for the quarter, compared to a net profit attributable to shareholders of $3.6 million or $0.04 per share in the first quarter of the prior year.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis
PREPARED AS OF JUNE 6, 2012 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three months ended April 30, 2012, and its financial position as at April 30, 2012. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for the three months ended April 30, 2012 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2012. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “first quarter” refer to the three months ended April 30. Unless otherwise indicated, references to “international” for the luxury brand segment refer to Europe and Asia.

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, targets for compound annual growth rates of sales and operating income in the luxury brand segment, plans for expansion of the luxury brand retail salon network, and expected sales trends and market conditions in the luxury brand segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 16 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions, and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the luxury brand segment, the Company has made assumptions regarding, among other things, the state of world and US economic conditions, worldwide diamond production levels, and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 16.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks, the risks relating to the Company’s expansion strategy and of competition in the luxury jewelry business as well as changes in demand for high-end luxury goods. Please see page 16 of this Interim Report, as well as the Company’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Summary Discussion
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Shanghai, Tokyo, Hong Kong and Beverly Hills.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

Market Commentary
 The Diamond Market
Rough diamond prices have remained flat since the beginning of the year. The mood in the rough diamond market is cautious as retailers are reluctant to replenish polished inventory due to the impact of the current global economic uncertainties on the major retail markets, which has also led to reduced liquidity in the diamond market. The Company believes that the industry views these current challenges as short term, and that the industry is willing to hold inventory in anticipation of a more buoyant market later in the year for both rough and polished diamonds.

The Luxury Jewelry and Timepiece Market
Strong global demand for luxury products continues to have a positive impact on the luxury jewelry and timepiece market. Demand has been broad-based as a result of increased tourism by consumers from emerging markets. The economic recovery in the US continues to gain traction, providing further demand for luxury products. The Japanese market has rebounded strongly from the impact of the earthquake and tsunami that occurred during the first quarter of the prior year. The luxury market could be impacted in the near term by global economic challenges, including the sovereign debt issues in Europe, which have negatively impacted global stock markets and consumer confidence. In addition, economic growth in China appears to be slowing. Luxury retailers remain focused on the longer term opportunities by continued expansion of distribution networks into the Asian market.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended April 30, 2012 following the basis of presentation utilized in its IFRS financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted) (quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2013	2012	2012	2012	2012	2011	2011	2011	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2012	2011
Sales	$192,461	$216,017	$119,716	$222,378	$143,932	$215,358	$140,877	$153,728	$192,461	$143,932
Cost of sales	119,134	129,807	75,524	150,177	96,452	141,391	84,765	85,798	119,134	96,452
Gross margin	73,327	86,210	44,192	72,201	47,480	73,967	56,112	67,930	73,327	47,480
Gross margin (%)	38.1%	39.9%	36.9%	32.5%	33.0%	34.3%	39.8%	44.2%	38.1%	33.0%
Selling, general and
administrative expenses	54,669	55,500	46,155	49,101	42,795	52,722	41,282	37,998	54,669	42,795
Operating profit (loss)	18,658	30,710	(1,963)	23,100	4,685	21,245	14,830	29,932	18,658	4,685
Finance expenses	(3,880)	(3,481)	(4,040)	(5,183)	(3,983)	(3,727)	(3,835)	(2,985)	(3,880)	(3,983)
Exploration costs	(254)	(177)	(600)	(781)	(212)	(351)	(212)	(76)	(254)	(212)
Finance and other income	65	81	164	83	258	278	69	154	65	258
Foreign exchange gain (loss)	(364)	458	436	288	(177)	1,392	135	1,043	(364)	(177)
Profit (loss) before income taxes	14,225	27,591	(6,003)	17,507	571	18,837	10,987	28,068	14,225	571
Income tax expense (recovery)	2,615	11,001	(1,272)	7,519	(3,027)	5,137	(2,410)	10,877	2,615	(3,027)
Net profit (loss)	$11,610	$16,590	$(4,731)	$9,988	$3,598	$13,700	$13,397	$17,191	$11,610	$3,598
Attributable to shareholders	$11,610	$16,602	$(4,728)	$9,986	$3,596	$13,693	$12,657	$13,043	$11,610	$3,596
Attributable to non-controlling interest	–	(12)	(3)	2	2	7	740	4,148	–	2
Basic earnings (loss) per share	$0.14	$0.20	$(0.06)	$0.12	$0.04	$0.16	$0.15	$0.17	$0.14	$0.04
Diluted earnings (loss) per share	$0.14	$0.19	$(0.06)	$0.12	$0.04	$0.16	$0.15	$0.17	$0.14	$0.04
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$1,716	$1,637	$1,656	$1,671	$1,671	$1,609	$1,584	$1,596	$1,716	$1,671
Total long-term liabilities (i)	$472	$670	$661	$633	$613	$603	$596	$539	$472	$613
Operating profit (loss)	$18,658	$30,710	$(1,963)	$23,100	$4,685	$21,245	$14,830	$29,932	$18,658	$4,685
Depreciation and amortization (ii)	25,546	27,512	23,121	20,716	20,291	24,635	18,657	19,515	25,546	20,291
EBITDA (iii)	$44,204	$58,222	$21,158	$43,816	$24,976	$45,880	$33,487	$49,447	$44,204	$24,976

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 15.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and luxury brand segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the luxury brand segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 8 for additional information.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Three Months Ended April 30, 2012 Compared to Three Months Ended April 30, 2011
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a first quarter consolidated net profit attributable to shareholders of $11.6 million or $0.14 per share compared to a net profit attributable to shareholders of $3.6 million or $0.04 per share in the first quarter of the prior year.

CONSOLIDATED SALES
Sales for the first quarter totalled $192.5 million, consisting of rough diamond sales of $89.0 million and luxury brand segment sales of $103.5 million. This compares to sales of $143.9 million in the comparable quarter of the prior year (rough diamond sales of $62.0 million and luxury brand segment sales of $81.9 million). See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales was $119.1 million for a gross margin of 38.1% compared to a cost of sales of $96.5 million and a gross margin of 33.0% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $54.7 million for the first quarter, compared to $42.8 million in the comparable quarter of the prior year.

Included in SG&A expenses for the first quarter was $2.5 million for the mining segment compared to $4.6 million for the comparable quarter of the prior year, $47.3 million for the luxury brand segment compared to $34.7 million for the comparable quarter of the prior year, and $4.9 million for the corporate segment compared to $3.5 million for the comparable quarter of the prior year. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $2.6 million during the first quarter, compared to a net income tax recovery of $3.0 million in the comparable quarter of the prior year. The Company’s combined federal and provincial statutory income tax rate for the quarter is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate, and the recognition of previously unrecognized benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the first quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $3.0 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $11.6 million in the comparable quarter of the prior year. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax expense, and not deductible for Canadian income tax purposes. During the first quarter, the Company also recognized a deferred income tax recovery of $1.5 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax recovery of $12.5 million recognized in the comparable quarter of the prior year. The recorded tax provision during the quarter also included a net income tax recovery of $1.9 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollars. This compares to a net income tax recovery of $1.9 million recognized in the comparable quarter of the prior year.

The Company also recognized a benefit of $1.1 million during the quarter in relation to deductible temporary differences previously not recognized as deferred tax assets.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2032.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED FINANCE EXPENSES
Finance expenses of $3.9 million were incurred during the first quarter compared to $4.0 million during the comparable quarter of the prior year.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $0.3 million was incurred during the first quarter compared to $0.2 million in the comparable quarter of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.1 million was recorded during the first quarter compared to $0.3 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $0.4 million was recognized during the first quarter compared to a net foreign exchange loss of $0.2 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Segmented Analysis
The operating segments of the Company include mining, luxury brand and corporate segments. The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments.

Mining
The mining segment includes the production, sorting and sale of rough diamonds.

(expressed in thousands of United States dollars) (quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2013	2012	2012	2012	2012	2011	2011	2011	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2012	2011
Sales
North America	$7,432	$2,727	$8,835	$447	$3,009	$2,689	$2,560	$1,128	$7,432	$3,009
Europe	54,370	78,846	21,993	80,131	50,752	75,715	50,353	81,462	54,370	50,752
Asia	27,207	20,659	5,411	9,030	8,274	4,293	7,795	4,237	27,207	8,274
Total sales	89,009	102,232	36,239	89,608	62,035	82,697	60,708	86,827	89,009	62,035
Cost of sales	70,099	72,783	34,112	67,613	53,443	61,822	45,039	54,408	70,099	53,443
Gross margin	18,910	29,449	2,127	21,995	8,592	20,875	15,669	32,419	18,910	8,592
Gross margin (%)	21.2%	28.8%	5.9%	24.5%	13.9%	25.2%	25.8%	37.3%	21.2%	13.9%
Selling, general and administrative expenses	2,525	2,061	3,274	3,489	4,630	3,017	3,031	2,872	2,525	4,630
Operating profit (loss)	$16,385	$27,388	$(1,147)	$18,506	$3,962	$17,858	$12,638	$29,547	$16,385	$3,962
Depreciation and amortization (i)	22,172	24,284	19,932	17,461	17,083	20,669	15,428	16,352	22,172	17,083
EBITDA (ii)	$38,557	$51,672	$18,785	$35,967	$21,045	$38,527	$28,066	$45,899	$38,557	$21,045

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 15.

Three Months Ended April 30, 2012 Compared to Three Months Ended April 30, 2011
MINING SALES
During the first quarter the Company sold approximately 1.0 million carats for a total of $89.0 million for an average price per carat of $88 compared to approximately 0.5 million carats for a total of $62.0 million for an average price per carat of $132 in the comparable quarter of the prior year. The 116% increase in the quantity of carats sold was primarily the result of the sale of almost all of the remaining lower priced goods originally held back in inventory by the Company at October 31, 2011 due to an oversupply in the market at that time, along with higher production in the first calendar quarter compared to the prior year. The 34% decrease in the Company’s achieved average rough diamond prices in the first quarter resulted from a combination of three factors: first, the sale of the lower priced goods originally held back in inventory by the Company at October 31, 2011; second, the Company’s decision to hold back some higher priced goods in the first quarter of fiscal 2013 due to an observed imbalance in the rough and polished diamond prices for these goods; and third, the Company's January 2012 sale straddled the fiscal 2012 year-end with the lower priced portion of the sale, which occurs in India, pushed into the first quarter.

Had the Company sold only the last production shipped for the first quarter, the estimated achieved price would have been approximately $125 per carat based on the prices achieved in the March/April 2012 sale.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

MINING COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales was $70.1 million resulting in a gross margin of 21.2% compared to a cost of sales of $53.4 million and a gross margin of 13.9% in the comparable quarter of the prior year. Cost of sales included $21.5 million of depreciation and amortization. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. During the first quarter, the Diavik cash cost of production was $44.0 million compared to $44.6 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The Company’s MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the mining segment cost of sales disclosed in the interim condensed consolidated financial statements for the three months ended April 30, 2012 and 2011.

	Three months ended	Three months ended
(expressed in thousands of United States dollars)	April 30, 2012	April 30, 2011
Diavik cash cost of production	$44,036	$44,591
Private royalty	2,638	1,578
Other cash costs	1,429	1,006
Total cash cost of production	48,103	47,175
Depreciation and amortization	13,772	15,722
Total cost of production	61,875	62,897
Adjusted for stock movements	8,225	(9,454)
Total cost of sales	$70,100	$53,443

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment decreased by $2.1 million from the comparable quarter of the prior year primarily due to executive severance incurred in the first quarter of the prior year.

MINING SEGMENT OPERATIONAL UPDATE
Ore production for the first calendar quarter consisted of 1.2 million carats produced from 0.39 million tonnes of ore from the A-418 kimberlite pipe, 0.2 million carats produced from 0.10 million tonnes of ore from the A-154 North kimberlite pipe, and 0.1 million carats produced from 0.04 million tonnes of ore from the A-154 South kimberlite pipe. Also included in production for the calendar quarter was an estimated 0.08 million carats from reprocessed plant rejects (“RPR”). These RPR are not included in the Company’s reserves and resource statement and are therefore incremental to production. Rough diamond production was 19% higher than the comparable calendar quarter of the prior year due to a combination of higher average grade and an increase in ore processed during the quarter.

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION

(reported on a one-month lag)
	Three months	Three months	Twelve months
	ended	ended	ended
	March 31,	March 31,	December 31,
	2012	2011	2011
Diamonds recovered (000s carats)	642	540	2,670
Grade (carats/tonne)	3.04	2.80	2.99

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Mining Segment Outlook
PRODUCTION
A mine plan and budget for calendar 2012 has been approved by Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. The plan for calendar 2012 foresees Diavik Diamond Mine production remains at approximately 8.3 million carats from the mining of 2.0 million tonnes of ore and processing of 2.2 million tonnes of ore. Open pit mining of approximately 1.0 million tonnes is expected to be exclusively from A-418. Underground mining of approximately 1.0 million tonnes is expected to be sourced equally from the A-154 South and A-154 North kimberlite pipes. Included in the estimated production for calendar 2012 is approximately 1.0 million carats from RPR and 0.1 million carats from the implementation of an improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company’s reserves and resource statement and are therefore incremental to production.

Looking beyond calendar 2012, the objective is to fully utilize processing capacity with a combination of production from the underground portions of A-154 South, A-154 North and A-418 supplemented by the A-21 open pit. The A-21 pre-feasibility study currently being undertaken assumes that the A-21 pipe will be mined with the open pit methods used for the other pipes. A dike would be constructed similar to the two other pits but smaller in size. Detailed plans are still being refined and optimized although no underground mining is being planned. The capital expenditures are estimated to be in the region of $500 million (100% basis) at an assumed average Canadian/US dollar exchange rate of $1.00. The Company still expects that the A-21 pipe, if mined together with the other pipes, would have a positive net present value.

PRICING
Rough diamond prices were relatively flat during the first quarter of fiscal 2013. Based on prices from the Company’s last complete rough diamond sale in March/April 2012 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate average rough diamond price per carat as of March/April 2012 for each of the Diavik ore types in the table that follows.

March/April 2012
average price per
carat
Ore type	(in US dollars)
A-154 South	$160
A-154 North	205
A-418 A Type Ore	145
A-418 B Type Ore	100
RPR	55

COST OF SALES AND CASH COST OF PRODUCTION
The Company expects cost of sales in fiscal 2013 to be approximately $330 million. Included in this amount is depreciation and amortization of approximately $110 million at an assumed average Canadian/US dollar exchange rate of $1.00. At April 30, 2012, the Company had approximately 0.5 million carats of rough diamond inventory available for sale with an estimated current market value of approximately $90 million. Of this inventory, approximately 10% of the carats and 30% of the value was comprised of the higher priced goods held back in the first quarter.

The Company’s share of the cash cost of production at the Diavik Diamond Mine for calendar 2012 is expected to be approximately $173 million at an assumed average Canadian/US dollar exchange rate of $1.00.

CAPITAL EXPENDITURES
During fiscal 2013, HWDLP’s 40% share of the planned capital expenditures at the Diavik Diamond Mine is expected to be approximately $78 million at an assumed average Canadian/US dollar exchange rate of $1.00. During the first quarter, HWDLP’s share of capital expenditures was $15.6 million.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Luxury Brand
The luxury brand segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and six salons in Asia outside of Japan: Beijing, two in Shanghai, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2013	2012	2012	2012	2012	2011	2011	2011	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2012	2011
Sales
North America	$32,286	$41,537	$28,817	$27,183	$35,487	$46,489	$20,977	$19,456	$32,286	35,487
Europe	30,054	31,204	19,561	26,098	17,446	15,701	27,155	20,327	30,054	17,446
Asia (excluding Japan)	20,385	17,272	13,133	59,056	14,354	50,817	16,671	10,858	20,385	14,354
Japan	20,727	23,772	21,966	20,433	14,610	19,654	15,366	16,260	20,727	14,610
Total sales	103,452	113,785	83,477	132,770	81,897	132,661	80,169	66,901	103,452	81,897
Cost of sales	49,035	57,024	41,378	82,513	42,958	79,518	39,675	31,339	49,035	42,958
Gross margin	54,417	56,761	42,099	50,257	38,939	53,143	40,494	35,562	54,417	38,939
Gross margin (%)	52.6%	49.9%	50.4%	37.9%	47.5%	40.1%	50.5%	53.2%	52.6%	47.5%
Selling, general and administrative expenses	47,311	49,929	40,635	43,331	34,716	47,866	34,942	33,081	47,311	34,716
Operating profit (loss)	$7,106	$6,832	$1,464	$6,926	$4,223	$5,277	$5,552	$2,481	$7,106	$4,223
Depreciation and amortization (i)	3,235	3,089	3,048	3,115	3,069	3,688	2,882	2,816	3,235	3,069
EBITDA (ii)	$10,341	$9,921	$4,512	$10,041	$7,292	$8,965	$8,434	$5,297	$10,341	$7,292

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 15.

Three Months Ended April 30, 2012 Compared to Three Months Ended April 30, 2011
LUXURY BRAND SALES
Sales for the first quarter were $103.5 million compared to $81.9 million for the comparable quarter of the prior year, an increase of 26% (an increase of 26% at constant exchange rates). Sales in North America decreased 9% to $32.3 million, European sales increased 72% to $30.1 million, sales in Asia (excluding Japan) increased 42% to $20.4 million and sales in Japan increased 42% to $20.7 million, each as compared to comparable quarter of the prior year. The first quarter of the prior year included a high-value transaction in North America that was not repeated in the current quarter. The Japanese market rebounded strongly from the impact of the earthquake and tsunami that occurred during the prior year. During the first quarter, there were no high-value transactions, which carry generally lower-than-average gross margins, compared with $5.2 million in the comparable period of the prior year. The total number of units sold increased by 37% over the comparable quarter of the prior year.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the first quarter was $49.0 million compared to $43.0 million for the comparable quarter of the prior year. Gross margin for the quarter was $54.4 million or 52.6% compared to $38.9 million or 47.5% for the comparable quarter of the prior year. The improvement in gross margin was primarily due to product mix and a high-value transaction in the comparable period of the prior year totaling $5.2 million that generated lower-than-average gross margins.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased 36% to $47.3 million from $34.7 million in the comparable quarter of the prior year. The increase was due primarily to higher advertising, marketing and selling expenses. The luxury brand segment opened its first flagship salon in Shanghai during the quarter. Fixed costs increased by $10.5 million as a result of higher compensation, marketing and selling expenses primarily related to the opening of the two new salons in Shanghai, while variable expenses linked to higher volume of sales accounted for $2.1 million of the increase. SG&A expenses included depreciation and amortization expense of $2.9 million compared to $3.0 million in the comparable quarter of the prior year.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

LUXURY BRAND SEGMENT OPERATIONAL UPDATE
The luxury brand segment opened its first freestanding pavilion flagship store in XinTianDi, Shanghai, China, during April 2012. The unique pavilion concept was designed by architect William Sofield. The opening generated strong editorial coverage in China and included the showcasing of the history of Harry Winston and its collections of jewelry and watches during an event held at the nearby Taiping Lake.

The luxury brand segment successfully launched its new bridal collection, “Belle by Harry Winston”, during the quarter, supported by a strong advertising campaign.

The luxury brand segment presented its new watch products at the Baselworld Watch Fair in Switzerland during March 2012. The new watch collections, including the Opus 12, were well received by fashion journalists and customers from around the world. The overall mood at the watch fair was positive, reflecting the increasing demand for watches driven by emerging markets.

The luxury brand segment’s distribution network consists of 21 directly operated salons, four licensed salons (in Manila, Philippines, Kiev, Ukraine and two in Dubai, United Arab Emirates) and 190 wholesale watch doors around the world.

Luxury Brand Segment Outlook
The Company expects that global demand for luxury jewelry and watch products will continue to increase. However, the sovereign debt crisis in Europe and the slowdown in the growth of China’s economy are challenges that may impact the demand for luxury jewelry and watch products in the near term. The Company remains confident that the introduction of its new watch and jewelry products, supported by a strong advertising campaign, will contribute to sales growth. Continued expansion of the distribution network in prime locations around the world should allow the Company to benefit from the increasing mobility of high-end luxury consumers. A second, directly operated salon in London, United Kingdom, is expected to be opened by the middle of the fiscal year. A new licensed salon was opened in Moscow, Russia in May 2012, and an additional licensed salon is expected to be opened during fiscal 2013 in Kuwait City, Kuwait. The Company plans to expand by 30 wholesale watch doors to more than 220 doors by the end of fiscal 2013.

Corporate
The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments.

(expressed in thousands of United States dollars) (quarterly results are unaudited)
											Three months	Three months
											ended	ended
	2013	2012		2012		2012	2012	2011	2011	2011	April 30,	April 30,
	Q1	Q4		Q3		Q2	Q1	Q4	Q3	Q2	2012	2011
Sales	$–	$–	$	– $		–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–		34		51	51	51	51	51	–	51
Gross margin	–	–		(34)		(51)	(51)	(51)	(51)	(51)	–	(51)
Gross margin (%)	–%	–%		–%		–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	4,833	3,510		2,246		2,281	3,449	1,839	3,309	2,045	4,833	3,449
Operating loss	$(4,833)	$(3,510)		(2,280)		(2,332)	(3,500)	(1,890)	(3,360)	(2,096)	(4,833)	(3,500)
Depreciation and amortization (i)	139	139		141		140	139	278	347	347	139	139
EBITDA (ii)	$(4,694)	$(3,371)		$(2,139	) $	(2,192)	$(3,361)	$(1,612)	$(3,013)	$(1,749)	$(4,694)	$(3,361)

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 15.

Three Months Ended April 30, 2012 Compared to Three Months Ended April 30, 2011
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the corporate segment increased by $1.4 million from the comparable quarter of the prior year due to severance and to travel expenses and salaries and benefits related to additional corporate employees.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Liquidity and Capital Resources
Working Capital
As at April 30, 2012, the Company had unrestricted cash and cash equivalents of $112.8 million compared to $78.1 million at January 31, 2012. The Company had cash on hand and balances with banks of $103.1 million and short-term investments of $9.7 million at April 30, 2012. During the quarter ended April 30, 2012, the Company reported cash from operations of $24.9 million compared to a use of cash of $19.5 million in the comparable quarter of the prior year.

Working capital decreased to $239.7 million at April 30, 2012 from $439.0 million at January 31, 2012. As at April 30, 2012, current liabilities includes $204.0 million relating to the luxury brand segment’s five-year revolving credit facility (January 31, 2012 - $nil), which matures on March 31, 2013. During the quarter, the Company decreased accounts receivable by $0.9 million, increased other current assets by $3.1 million, increased inventory and supplies by $37.0 million, increased trade and other payables by $31.0 million and increased employee benefit plans by $2.0 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter, along with the seasonality of sales and salon expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, other current assets, and trade and other payables and income taxes payable.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank. At April 30, 2012, $50.0 million was outstanding.

As at April 30, 2012, $27.5 million and $3.8 million was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively, compared to $nil and $4.3 million at January 31, 2012.

During the quarter, the Company’s luxury brand subsidiary, Harry Winston Inc., increased the amount outstanding on its secured five-year revolving credit facility to $204.0 million from $200.5 million at January 31, 2012.

Investing Activities
During the quarter, the Company purchased property, plant and equipment of $22.5 million, of which $18.1 million was purchased for the mining segment and $4.4 million for the luxury brand segment.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2012 to 2016, is approximately $140 million assuming a Canadian/US average exchange rate of $1.00 for each of the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$348,499	$269,089	$55,185	$4,739	$19,486
Environmental and participation agreements incremental commitments (c)	94,739	83,923	4,918	–	5,898
Operating lease obligations (d)	250,516	23,898	50,678	45,502	130,438
Total contractual obligations	$693,754	$376,910	$110,781	$50,241	$155,822

(a)

Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank for $125.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. At April 30, 2012, $50.0 million was outstanding.

The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 12.50%. At April 30, 2012, $27.5 million and $3.8 million were outstanding under this facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively. The facility is guaranteed by Harry Winston Diamond Corporation.

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility, which expires on March 31, 2013. There are no scheduled repayments required before maturity. At April 30, 2012, $204.0 million had been drawn against this secured credit facility. The Company is in the process of negotiating a new credit facility with a group of banks.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($19.0 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.8 million) loan and a CHF 14.0 million ($15.2 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.15% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At April 30, 2012, an aggregate of $16.5 million was outstanding. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains unsecured credit agreements with three banks, amounting to ¥1,190 million ($14.8 million). Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($7.2 million). This facility is secured by inventory owned by Harry Winston Japan, K.K. At April 30, 2012, $22.0 million was outstanding.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On April 30, 2012, $6.3 million was outstanding on the mortgage payable.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at April 30, 2012, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next twelve months are approximated to be $10.3 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at April 30, 2012 was 82.4 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston Inc. salons and office space.

Non-IFRS Measure
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measure, which is also used by management to monitor and evaluate the performance of the Company and its business segments.

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

EBITDA is a measure commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales.

CONSOLIDATED

(expressed in thousands of United States dollars) (quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2013	2012	2012	2012	2012	2011	2011	2011	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2012	2011
Operating profit (loss)	$18,658	$30,710	$(1,963)	$23,100	$4,685	$21,245	$14,830	$29,932	$18,658	$4,685
Depreciation and amortization	25,546	27,512	23,121	20,716	20,291	24,635	18,657	19,515	25,546	20,291
EBITDA	$44,204	$58,222	$21,158	$43,816	$24,976	$45,880	$33,487	$49,447	$44,204	$24,976

MINING SEGMENT (expressed in thousands of United States dollars) (quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2013	2012	2012	2012	2012	2011	2011	2011	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2012	2011
Operating profit (loss)	$16,385	$27,388	$(1,147)	$18,506	$3,962	$17,858	$12,638	$29,547	$16,385	$3,962
Depreciation and amortization	22,172	24,284	19,932	17,461	17,083	20,669	15,428	16,352	22,172	17,083
EBITDA	$38,557	$51,672	$18,785	$35,967	$21,045	$38,527	$28,066	$45,899	$38,557	$21,045

LUXURY BRAND SEGMENT (expressed in thousands of United States dollars) (quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2013	2012	2012	2012	2012	2011	2011	2011	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2012	2011
Operating profit	$7,106	$6,832	$1,464	$6,926	$4,223	$5,277	$5,552	$2,481	$7,106	$4,223
Depreciation and amortization	3,235	3,089	3,048	3,115	3,069	3,688	2,882	2,816	3,235	3,069
EBITDA	$10,341	$9,921	$4,512	$10,041	$7,292	$8,965	$8,434	$5,297	$10,341	$7,292

2013 FIRST QUARTER REPORT

 Harry Winston Diamond Corporation

CORPORATE SEGMENT

(expressed in thousands of United States dollars) (quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2013	2012	2012	2012	2012	2011	2011	2011	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2012	2011
Operating loss	$(4,833)	$(3,510)	$(2,280)	$(2,332)	$(3,500)	$(1,890)	$(3,360)	$(2,096)	$(4,833)	$(3,500)
Depreciation and amortization	139	139	141	140	139	278	347	347	139	139
EBITDA	$(4,694)	$(3,371)	$(2,139)	$(2,192)	$(3,361)	$(1,612)	$(3,013)	$(1,749)	$(4,694)	$(3,361)

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted. Rio Tinto plc, the parent of DDMI has recently announced a review of its diamond operations.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its luxury brand operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the US, the Eurozone or elsewhere, and political upheavals in the Middle East, could cause the Company to experience revenue declines across both of its business segments due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress with the European sovereign debt issue. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik property and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes that could differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, the closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its luxury brand segment.

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s luxury brand strategy in recent years has been the expansion of its salon network. The Company currently expects to expand its retail salon network to a total of 35 salons and 300 wholesale doors worldwide by fiscal 2016. An additional objective of the Company in the luxury brand segment is to achieve a compound annual growth rate in sales in the mid-teens and an operating profit in the low to mid-teens, in each case by fiscal 2016. Although the Company considers these objectives to be reasonable, they are subject to a number of risks and uncertainties, and there can be no assurance that these objectives will be realized. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. The successful expansion of the Company’s global salon network, and achieving an increase in sales and in operating profit, will depend on a variety of factors, including worldwide economic conditions, market demand for luxury goods, the strength of the Harry Winston brand and the availability of sufficient funding. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the luxury brand segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

The Company has to date licensed four retail salons to operate under the Harry Winston name and currently expects to increase the number of licensed salons to 15 by fiscal 2016. There is no assurance that the Company will be able to find qualified third parties to enter into these licensing arrangements, or that the licensees will honour the terms of the agreements. The conduct of licensees may have a negative impact on the Company’s distinctive brand name and reputation.

Competition in the Luxury Brand Segment
The Company is exposed to competition in the luxury brand market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, the Company’s results of operations will be adversely affected.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Cybersecurity
The Company and certain of its third-party vendors receive and store personal information in connection with human resources operations and other aspects of the business. Despite the Company’s implementation of security measures, its IT systems are vulnerable to damage from computer viruses, natural disasters, unauthorized access, cyber attack and other similar disruptions. Any system failure, accident or security breach could result in disruptions to the Company’s operations. A material network breach in the security of the IT systems could include the theft of intellectual property or trade secrets. To the extent that any disruption or security breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential information, financial data, or credit cardholder data, it could cause significant damage to the Company’s reputation, affect relationships with our customers, lead to claims against the Company and ultimately harm its business. In addition, the Company may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. Although the Company believes that it has robust information security procedures and other safeguards in place, as cyber threats continue to evolve, the Company may be required to expend additional resources to continue to enhance its information security measures and/or to investigate and remediate any information security vulnerabilities.

Intellectual Property
The success of the luxury brand segment depends on the value and reputation of the Harry Winston brand and other proprietary property. The Company relies on various intellectual property rights, including copyrights, trademarks and trade secrets, to establish its proprietary rights. While the Company devotes considerable efforts and resources to protecting its intellectual property, if these efforts are not successful the value of the brand may be harmed, which could have a material adverse effect on the Company’s financial position.

Changes in Disclosure Controls and Procedures and Internal Control over Financial Reporting
During the first quarter of fiscal 2013, there were no changes in the Company’s disclosure controls and procedures or internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2012.

Changes in Accounting Policies
The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2015. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 10, ”Consolidated Financial Statements“ (“IFRS 10”), was issued by the IASB on May 12, 2011, and will replace the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

IFRS 11, "Joint Arrangements" (“IFRS 11”), was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year-end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

IFRS 13, “Fair Value Measurement” (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year-end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Outstanding Share Information

As at May 31, 2012
Authorized	Unlimited
Issued and outstanding shares	84,874,781
Options outstanding	2,375,399
Fully diluted	87,250,180

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Balance Sheets
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	April 30,	January 31,	January 31,
	2012	2012	2011
		(Recast - note 10)	(Recast - note 10)
ASSETS

Current assets
Cash and cash equivalents (note 3)	$112,818	$78,116	$108,693
Accounts receivable	25,981	26,910	22,788
Inventory and supplies (note 4)	486,714	457,827	403,212
Other current assets	48,600	45,494	41,317
	674,113	608,347	576,010
Property, plant and equipment – Mining	738,635	734,146	764,093
Property, plant and equipment – Luxury brand	70,881	69,781	61,019
Intangible assets, net	127,198	127,337	127,894
Other non-current assets	14,192	14,165	14,521
Deferred income tax assets	90,956	82,955	65,833
Total assets	$1,715,975	$1,636,731	$1,609,370

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	$137,271	$104,681	$139,551
Employee benefit plans	8,072	6,026	4,317
Income taxes payable	30,305	29,450	6,660
Promissory note	–	–	70,000
Current portion of interest-bearing loans and borrowings (note 6)	258,761	29,238	24,215
	434,409	169,395	244,743
Interest-bearing loans and borrowings (note 6)	70,054	270,485	235,516
Deferred income tax liabilities	324,590	325,035	309,868
Employee benefit plans	9,344	9,463	7,287
Provisions	68,317	65,245	50,130
Total liabilities	906,714	839,623	847,544
Equity
Share capital	507,975	507,975	502,129
Contributed surplus	18,170	17,764	16,233
Retained earnings	272,638	261,028	235,574
Accumulated other comprehensive income	10,223	10,086	7,624
Total shareholders’ equity	809,006	796,853	761,560
Non-controlling interest	255	255	266
Total equity	809,261	797,108	761,826
Total liabilities and equity	$1,715,975	$1,636,731	$1,609,370

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Income Statements
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	Three	Three
	months ended	months ended
	April 30,	April 30,
	2012	2011
Sales	$192,461	$143,932
Cost of sales	119,134	96,452
Gross margin	73,327	47,480
Selling, general and administrative expenses	54,669	42,795
Operating profit	18,658	4,685
Finance expenses	(3,880)	(3,983)
Exploration costs	(254)	(212)
Finance and other income	65	258
Foreign exchange loss	(364)	(177)
Profit before income taxes	14,225	571
Net income tax expense (recovery )	2,615	(3,027)
Net profit	$11,610	$3,598
Attributable to shareholders	$11,610	$3,596
Attributable to non-controlling interest	$–	$2
Earnings per share
Basic	$0.14	$0.04
Diluted	$0.14	$0.04
Weighted average number of shares outstanding	84,874,781	84,291,797

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Comprehensive Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months ended	months ended
	April 30,	April 30,
	2012	2011
Net profit	$11,610	$3,598

Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	137	7,246
Other comprehensive income, net of tax	137	7,246

Total comprehensive income	$11,747	$10,844
Attributable to shareholders	$11,747	$10,842
Attributable to non-controlling interest	$–	$2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Changes in Equity
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months ended	months ended
	April 30,	April 30,
	2012	2011
Common shares:
Balance at beginning of period	$507,975	$502,129
Issued during the period	–	3,918
Transfer from contributed surplus on exercise of options	–	1,160
Balance at end of period	507,975	507,207
Contributed surplus:
Balance at beginning of period	17,764	16,233
Stock-based compensation expense	406	597
Transfer from contributed surplus on exercise of options	–	(1,160)
Balance at end of period	18,170	15,670
Retained earnings:
Balance at beginning of period (Recast - note 10)	261,028	235,574
Net profit attributable to common shareholders	11,610	3,596
Balance at end of period	272,638	239,170
Accumulated other comprehensive income:
Balance at beginning of period	10,086	7,624
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	137	7,246
Balance at end of period	10,223	14,870
Non-controlling interest:
Balance at beginning of period	255	266
Non-controlling interest	–	2
Balance at end of period	255	268
Total equity	$809,261	$777,185

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Cash Flows
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months ended	months ended
	April 30,	April 30,
	2012	2011
Cash provided by (used in)
OPERATING
Net profit	$11,610	$3,598
Depreciation and amortization	25,546	20,291
Deferred income tax recovery	(4,473)	(2,648)
Current income tax expense (recovery)	7,088	(379)
Finance expenses	3,880	3,983
Stock-based compensation	406	597
Other non-cash items	(118)	195
Foreign exchange loss	832	533
Gain on disposition of assets	(330)	–
Change in non-cash operating working capital, excluding taxes and finance expenses	(6,116)	(41,410)
Cash provided from operating activities	38,325	(15,240)
Interest paid	(2,813)	(1,508)
Income and mining taxes paid	(10,567)	(2,711)
Net cash from operating activities	24,945	(19,459)
FINANCING
Decrease in interest-bearing loans and borrowings	(185)	(174)
Increase in revolving credit	81,184	17,885
Decrease in revolving credit	(52,276)	(317)
Issue of common shares, net of issue costs	–	3,918
Cash provided from financing activities	28,723	21,312
INVESTING
Property, plant and equipment – Mining	(18,149)	(12,436)
Property, plant and equipment – Luxury brand	(4,442)	(1,388)
Net proceeds from sale of property, plant and equipment	2,619	–
Other non-current assets	(447)	(396)
Cash used in investing activities	(20,419)	(14,220)
Foreign exchange effect on cash balances	1,453	4,888
Increase (decrease) in cash and cash equivalents	34,702	(7,479)
Cash and cash equivalents, beginning of period	78,116	108,693
Cash and cash equivalents, end of period	$112,818	$101,214
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	926	(5,381)
Inventory and supplies	(36,958)	(62,395)
Other current assets	(3,111)	(556)
Trade and other payables	31,019	27,554
Employee benefit plans	2,008	(632)
	$(6,116)	$(41,410)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Notes to Condensed Consolidated Financial Statements
APRIL 30, 2012 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a diamond enterprise with assets in the mining and luxury brand segments of the diamond industry.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Limited Partnership is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer with select locations throughout the world. Its head office is located in New York City, United States.

The Company’s operations fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the luxury brand segment.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The address of its registered office is Toronto, Ontario.

These unaudited interim condensed consolidated financial statements have been approved for issue by the Audit Committee on June 6, 2012.

Note 2:
Basis of Preparation

(a)	Statement of compliance
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

These unaudited interim condensed consolidated financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended January 31, 2012. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2012.

(b)	Basis of measurement
These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis except for the following:

  financial instruments held for trading are measured at fair value through profit and loss liabilities for Restricted Share Unit and Deferred Share Unit plans are measured at fair value

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(c)	Currency of presentation

These unaudited interim condensed consolidated financial statements are expressed in United States dollars, consistent with the predominant functional currency of the Company’s operations. All financial information presented in United States dollars has been rounded to the nearest thousand.

Note 3:
Cash Resources

	April 30,	January 31,
	2012	2012
Cash on hand and balances with banks	$103,131	$76,030
Short-term investments (a)	9,687	2,086
Total cash resources	$112,818	$78,116
(a) Short-term investments are held in overnight deposits and money market instruments with a maturity of 30 days.

Note 4:
Inventory and Supplies
	April 30,	January 31,
	2012	2012
Luxury brand raw materials	$68,131	$62,188
Mining rough diamond inventory	67,909	62,472
	136,040	124,660
Luxury brand work-in-progress	38,005	45,407
Luxury brand merchandise inventory	233,586	218,844
Mining supplies inventory	79,083	68,916
Total inventory and supplies	$486,714	$457,827

Total inventory and supplies is net of a provision for obsolescence of $3.1 million ($3.1 million at January 31, 2012).

Note 5:
Diavik Joint Venture

The following represents HWDLP’s 40% proportionate interest in the Joint Venture as at March 31, 2012 and December 31, 2011:
	April 30,	January 31,
	2012	2012
Current assets	$116,419	$101,454
Non-current assets	687,898	685,590
Current liabilities	41,703	31,745
Non-current liabilities and participant’s account	762,614	755,298

	April 30,	April 30,
	2012	2011
Expenses net of interest income (a) (b)	$56,738	$60,883
Cash flows resulting from (used in) operating activities	(42,353)	(43,024)
Cash flows resulting from financing activities	61,532	53,983
Cash flows resulting from (used in) investing activities	(15,183)	(12,177)
(a) The Joint Venture only earns interest income.
(b) Expenses net of interest income for the three months ended April 30, 2012 of $0.1 million (three months ended April 30, 2011 of $0.1 million).

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in Note 7.

Note 6:
Interest-Bearing Loans and Borrowings

	April 30,	January 31,
	2012	2012
Mining segment credit facilities	$48,735	$48,460
Harry Winston Inc. credit facilities	220,485	217,071
First mortgage on real property	6,251	6,342
Bank advances	53,344	27,850
Total interest-bearing loans and borrowings	328,815	299,723
Less current portion	(258,761)	(29,238)
	$70,054	$270,485

		Nominal		Carrying
		interest		amount at	Face value at
	Currency	rate	Date of maturity	April 30, 2012	April 30, 2012	Borrower
Secured bank loan	US	4.00%	March 31, 2013	$204.0 million	$204.0 million	Harry Winston Inc.
Secured bank loan	CHF	3.15%	April 22, 2013	$3.8 million	$3.8 million	Harry Winston S.A.
Secured bank loan	CHF	3.55%	January 31, 2033	$12.7 million	$12.7 million	Harry Winston S.A.
Secured bank loan	US	4.19%	June 24, 2013	$48.7 million	$50.0 million	Harry Winston Diamond Corporation and
						Harry Winston Diamond Mines Ltd.
First mortgage on real property	CDN	7.98%	September 1, 2018	$6.3 million	$6.3 million	6019838 Canada Inc.
Secured bank advance	US	4.80%	Due on demand	$27.5 million	$27.5 million	Harry Winston Diamond International N.V.
		12.50%		$3.8 million	$3.8 million	Harry Winston Diamond (India) Private Limited
Secured bank advance	YEN	2.55%	August 22, 2012	$7.2million	$7.2 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	May 27, 2012	$6.4 million	$6.4 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	May 27, 2012	$7.2 million	$7.2 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.00%	October 31, 2012	$1.2 million	$1.2 million	Harry Winston Japan, K.K.

Note 7:
Commitments and Guarantees

(a)	Environmental agreements
Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP anticipates its share of this funding requirement will be approximately $0.3 million for calendar 2012. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at April 30, 2012, was $82.4 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(b)	Participation agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate. Harry Winston Diamond Corporation’s share of the Joint Venture’s participation agreements as at April 30, 2012 was $1.6 million.

(c)	Operating lease commitments
The Company has entered into non-cancellable operating leases for the rental of luxury brand salons and office premises, which expire at various dates through 2029. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Certain leases contain either restrictions relating to opening additional salons within a specified radius or contain additional rents related to sales levels. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Future minimum lease payments under non-cancellable operating leases as at April 30, 2012 are as follows:

Within one year	$23,898
After one year but not more than five years	96,180
More than five years	130,438
$250,516

(d)	Capital commitments related to the Joint Venture
At April 30, 2012, Harry Winston Diamond Corporation’s share of approved capital expenditures at the Joint Venture was $23.8 million. At April 30, 2012, Harry Winston Diamond Corporation’s current projected share of the planned capital expenditures at the Diavik Diamond Mine for the calendar years 2012 to 2016 is approximately $140 million assuming a Canadian/US average exchange rate of $1.00 for the five years.

Note 8:
Capital Management
The Company's capital includes cash and cash equivalents, current and non-current interest-bearing loans and borrowings and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

The Company is in the process of negotiating a new credit facility for the luxury brand segment with a group of banks to replace the current facility, which expires on March 31, 2013.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Note 9:
Segmented Information
The Company operated in three segments within the diamond industry – mining, luxury brand and corporate – for the three months ended April 30, 2012.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds.

The luxury brand segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments.

For the three months ended April 30, 2012	Mining	Luxury brand	Corporate	Total
Sales
North America	$7,432	$32,286	$–	$39,718
Europe	54,370	30,054	–	84,424
Asia excluding Japan	27,207	20,385	–	47,592
Japan	–	20,727	–	20,727
Total sales	89,009	103,452	–	192,461
Cost of sales
Depreciation and amortization	21,505	383	–	21,888
All other costs	48,594	48,652	–	97,246
Total cost of sales	70,099	49,035	–	119,134
Gross margin	18,910	54,417	–	73,327
Gross margin (%)	21.2%	52.6%	–%	38.1%
Selling, general and administrative expenses
Selling and related expenses	893	37,459	–	38,352
Administrative expenses	1,632	9,852	4,833	16,317
Total selling, general and administrative expenses	2,525	47,311	4,833	54,669
Operating profit (loss)	16,385	7,106	(4,833)	18,658
Finance expenses	(2,242)	(1,638)	–	(3,880)
Exploration costs	(254)	–	–	(254)
Finance and other income	52	13	–	65
Foreign exchange gain (loss)	(370)	6	–	(364)
Segmented profit (loss) before income taxes	$13,571	$5,487	$(4,833)	$14,225
Segmented assets as at April 30, 2012
Canada	$967,834	$–	$–	$967,834
United States	–	361,418	115,937	477,355
Other foreign countries	45,668	225,118	–	270,786
	$1,013,502	$586,536	$115,937	$1,715,975
Capital expenditures	$18,149	$4,442	$–	$22,591
Other significant non-cash items:
Deferred income tax recovery	$(2,567)	$(1,849)	$(57)	$(4,473)

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

For the three months ended April 30, 2011	Mining	Luxury brand	Corporate	Total
Sales
North America	$3,009	$35,487	$–	$38,496
Europe	50,752	17,446	–	68,198
Asia excluding Japan	8,274	14,354	–	22,628
Japan	–	14,610	–	14,610
Total sales	62,035	81,897	–	143,932
Cost of sales
Depreciation and amortization	16,430	80	–	16,510
All other costs	37,013	42,878	51	79,942
Total cost of sales	53,443	42,958	51	96,452
Gross margin	8,592	38,939	(51)	47,480
Gross margin (%)	13.9%	47.5%	–%	33.0%
Selling, general and administrative expenses
Selling and related expenses	648	26,321	–	26,969
Administrative expenses	3,982	8,395	3,449	15,826
Total selling, general and administrative expenses	4,630	34,716	3,449	42,795
Operating profit (loss)	3,962	4,223	(3,500)	4,685
Finance expenses	(2,693)	(1,290)	–	(3,983)
Exploration costs	(212)	–	–	(212)
Finance and other income	77	181	–	258
Foreign exchange gain (loss)	(977)	800	–	(177)
Segmented profit (loss) before income taxes	$157	$3,914	$(3,500)	$571
Segmented assets as at April 30, 2011
Canada	$977,423	$–	$–	$977,423
United States	–	349,061	106,578	455,639
Other foreign countries	36,411	202,367	–	238,778
	$1,013,834	$551,428	$106,578	$1,671,840
Capital expenditures	$12,436	$1,388	$–	$13,824
Other significant non-cash items:
Deferred income tax expense (recovery)	$(4,555)	$1,985	$(78)	$(2,648)

Note 10:
Recast
During the preparation of the income tax provision for the quarter ended April 30, 2012, the Company noted a historical difference related to the accounting for Northwest Territories mining royalty taxes in connection with the Company’s rough diamond inventory. For Northwest Territories mining royalty tax purposes, the Company is subject to mining royalty taxes, which includes a requirement to treat the rough diamond inventory when it comes out of the Diavik Diamond Mine as taxable. This results in an accounting timing difference between the mining and extraction of the diamonds and when they are sold. The Company did not previously record the corresponding deferred tax asset on the rough diamond inventory related to royalty taxes payable. The Company has revised the comparative figures to correct the immaterial impact of this item with the offset recorded in retained earnings, amounting to $5.8 million as at January 31, 2011.

2013 FIRST QUARTER REPORT

Harry Winston Diamond Corporation